Exhibit 99.1

Canopy Growth Announces Acquisition of KeyLeaf Life Sciences to Support Long-Term Major Scale Extraction Needs

SMITHS FALLS, ON, June 26, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX:WEED, NYSE:CGC) is pleased to announce that it has completed a transaction to acquire Saskatoon-based bio-product extractor KeyLeaf Life Sciences ("KeyLeaf"), related entities, and intellectual property. Canopy Growth has been working closely with KeyLeaf – formerly known as POS Bio-Sciences – as a trusted partner building out extraction processes and technology for the past year as it refines its scale extraction model for Canadian and global markets. As previously disclosed, Canopy Growth assumed control of KeyLeaf for accounting purposes in November 2018. As such, KeyLeaf's financial results were consolidated in the Company's fiscal 2019 financial statements. Through the transaction the Company is acquiring a large-scale Canadian extraction facility as well as an extraction-related facility in the United States to support the Company's U.S. CBD expansion.

With over 45 years of experience in the canola, nutraceutical, cosmetic, and bio-product industries, KeyLeaf is a recognized leading authority with significant intellectual property relating to plant-based extraction and ingredients. The extensive experience of KeyLeaf's chemists, engineers, and operators will remain within the organization to further refine the cannabinoid extraction process and will support Canopy Growth in the design, training, oversight, and implementation of additional extraction sites around the world.

KeyLeaf has been working closely with Canopy Growth over the past year to retrofit its Saskatchewan facility to advance technology development and commercialization, in order to process hemp and cannabis biomass, and to conduct pre- and post-extraction processes.  It is anticipated the facility, which is currently in the Health Canada licensing process, will be able to process up to 5,000 kg of input materials daily when operational.

Canopy Growth intends to leverage this facility, along with other owned and partner extraction options, to process its over 5,000 acres of Canadian CBD hemp production, over 160 acres of outdoor cannabis production, as well as any extraction materials outputted from its over 4 million square feet of greenhouse growing operations.  Then it's off to Smiths Falls to produce the best possible, IP-protected products out there!

Additionally, the acquisition includes KeyLeaf's ingredient science and innovation industrial scale facility in Batavia, Illinois. The Batavia facility focuses on short path distillation and the concentration of key compounds, ensuring that the output is free of impurities in products intended for consumption and currently holds several certifications, including a US FDA Food Facility Registration, as well as a state hemp processing licence, and Silliker GMP and Food Safety Systems Audit. As the Company builds its U.S. operations, this facility will be key in executing our program to bring CBD products to market in the U.S. by the fourth quarter of fiscal 2020 and will process the extract required to provide Canopy Growth with the supply needed to sustain these products.

"The KeyLeaf operations and team deliver instant scale at a pivotal stage in our growth, with brand new products coming to market later this year requiring sophisticated extraction capabilities at scale," said Bruce Linton, Chairman & co-CEO, Canopy Growth Corporation. "This acquisition is the result of a year's worth of work with a trusted partner, and part of our commitment to always staying a step ahead as leaders in a nascent industry, focused on the long-game one piece at a time."

Here's to Future (extracted) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format offerings and throughput capabilities. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 27, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

About KeyLeaf
KeyLeaf Life Sciences is a global ingredient and process technology company established over 45 years ago. Headquartered in Saskatoon, Saskatchewan, KeyLeaf is recognized around the world as a trusted expert in plant-based bioprocessing. KeyLeaf has worked with over 800 companies from 40 countries and continues to increase Saskatchewan's global visibility as a hub for innovation.

Canopy Growth Announces Acquisition of KeyLeaf Life Sciences to Support Long-Term Major Scale Extraction Needs (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Canopy Growth Corporation Contact: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; KeyLeaf Life Sciences Contact: Justin White, Vice-President Global Sales and Business Development, 306-978-2800

CO: Canopy Growth Corporation

CNW 09:00e 26-JUN-19